Computation of Ratio of Earnings to Fixed Charges	Exhibit 7.1

(CAD in millions)	Predecessor		Successor
	Year Ended	Ten Months Ended	Two Months Ended	Year Ended	Year Ended	Year Ended
	December 31	October 30	December 31	December 31	December 31	December 31
	2006	2007	2007	2008	2009	2010

Earnings:
Income (loss) from continuing operations before income taxes, equity in net losses of affiliates and minority interests	125.7	138.8	(66.2)	(996.1)	435.7	272.2
Pre-tax dividends requirements	(2.3)	-	(2.6)	(14.8)	(19.9)	(17.7)
Fixed charges	31.4	21.7	51.8	311.5	307.1	245.0
Amortization of capitalized interest	11.9	8.9	2.4	13.8	17.0	18.1
Capitalized interest	(12.2)	(9.5)	(5.4)	(39.0)	(19.4)	(14.6)
Earnings adjusted for fixed charges	154.5	159.9	(20.0)	(724.6)	720.5	503.0

Fixed charges:
Pre-tax preferred dividends	2.3	-	2.6	14.8	19.9	(17.7)
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	24.6	18.1	47.5	286.5	278.6	255.4
Portion or rent expense representative of interest (1)	4.5	3.6	1.7	10.2	8.6	7.3
Total fixed charges	31.4	21.7	51.8	311.5	307.1	245.0

Ratio of earnings to fixed charges (2)	4.9	7.4	-	-	2.3	2.1

(1)	One quarter of rent expense is deemed to be representative of interest.
(2)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest and pre-tax preferred dividends, plus amortization of capitalized interest and fixed charges.  Fixed charges include interest expense (including amortization of debt issuance costs), pre-tax preferred dividends, capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense.  The ratio of earnings to fixed charges is not presented for the two months ended December 31, 2007, and the year ended December 31, 2008 as the earnings were inadequate to cover fixed charges during those periods by $71.8 and $1,027.3 respectively.